                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

                       AVIATION UPGRADE TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    05367W105
                                    ---------
                                 (CUSIP Number)

                                November 13, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /__/  Rule 13d-1(b)
     /X/   Rule 13d-1(c)
     /_/   Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

CUSIP NO. 05367W105

--------------------------------------------------------------------------------
1)   Names of Reporting Person.                              WEXFORD CAPITAL LLC

     I.R.S. Identification Nos. of Above Person (entities only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
     (See Instructions)                                                 (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

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4)   Citizenship or Place of Organization                            Connecticut

--------------------------------------------------------------------------------
                            5)   Sole Voting Power                             0

     Number of Shares       ----------------------------------------------------
     Beneficially           6)   Shared Voting Power                   2,142,855
     Owned by Each
     Reporting              ----------------------------------------------------
     Person With            7)   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8)   Shared Dispositive Power              2,142,855

--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,142,855*

* includes 428,571 currently exercisable warrants to acquire 428,571 shares of
Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                       10.7%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------

CUSIP NO. 05367W105

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1)   Names of Reporting Person.                 WEXFORD SPECTRUM TRADING LIMITED
     I.R.S. Identification Nos. of Above Person (entities only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                         Cayman Islands

--------------------------------------------------------------------------------
                            5)   Sole Voting Power                             0

     Number of Shares       ----------------------------------------------------
     Beneficially           6)   Shared Voting Power                   2,142,855
     Owned by Each
     Reporting              ----------------------------------------------------
     Person With            7)   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8)   Shared Dispositive Power              2,142,855

--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,142,855*

* includes 428,571 currently exercisable warrants to acquire 428,571 shares of
Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                       10.7%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                              CO

--------------------------------------------------------------------------------

CUSIP NO. 05367W105

--------------------------------------------------------------------------------
1)   Names of Reporting Person.                              CHARLES E. DAVIDSON
     I.R.S. Identification Nos. of Above Person (entities only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Citizenship or Place of Organization                                   U.S.A.

--------------------------------------------------------------------------------
                            5)   Sole Voting Power                             0

     Number of Shares       ----------------------------------------------------
     Beneficially           6)   Shared Voting Power                   2,142,855
     Owned by Each
     Reporting              ----------------------------------------------------
     Person With            7)   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8)   Shared Dispositive Power              2,142,855

--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,142,855*

* includes 428,571 currently exercisable warrants to acquire 428,571 shares of
Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                       10.7%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

CUSIP NO. 05367W105

--------------------------------------------------------------------------------
1)   Names of Reporting Person.                                 JOSEPH M. JACOBS
     I.R.S. Identification Nos. of Above Person (entities only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                                 U.S.A.

--------------------------------------------------------------------------------
                            5)   Sole Voting Power                           0

     Number of Shares       ----------------------------------------------------
     Beneficially           6)   Shared Voting Power                   2,142,855
     Owned by Each
     Reporting              ----------------------------------------------------
     Person With            7)   Sole Dispositive Power                        0

                            ----------------------------------------------------
                            8)   Shared Dispositive Power              2,142,855

--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,142,855*

* includes 428,571 currently exercisable warrants to acquire 428,571 shares of
Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                       10.7%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

CUSIP NO. 05367W105

     The reporting persons named in Item 2 below are hereby jointly filing this
Schedule 13G (this "STATEMENT") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item I below by one of the reporting persons. In accordance with Rule
13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G
(the "JOINT FILING AGREEMENT"), a copy of which is annexed hereto as Exhibit I.

ITEM 1.

     (a)  Name of Issuer:

          AVIATION UPGRADE TECHNOLOGIES, INC.
          -----------------------------------

     (b)  Address of Issuer's Principal Executive Offices:

          14785 Omicron Drive, Suite 104,
          San Antonio, TX  78245

ITEM 2.

     (a)  Name of Persons Filing (collectively, the "REPORTING PERSONS")

          (i)    Wexford Spectrum Trading Limited
          (ii)   Wexford Capital LLC
          (iii)  Charles E. Davidson
          (iv)   Joseph M. Jacobs

     (b)  Address of Principal Business Office, or, if none, Residence of
          Reporting Persons:

          c/o Wexford Capital LLC
          411 West Putnam Avenue
          Greenwich, Connecticut 06830.

     (c)  Citizenship:

          (i)    Wexford Spectrum Trading Limited- Cayman Islands
          (ii)   Wexford Capital LLC - Connecticut
          (iii)  Charles E. Davidson - United States
          (iv)   Joseph M. Jacobs - United States

     (d)  Title of Class of Securities:

          Common Stock.

     (e)  CUSIP Number:

          05367W105

CUSIP NO. 05367W105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D- 1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-
1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with
ss.240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with
ss.240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3).

     (j) [ ] Group, in accordance with section ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Wexford Spectrum Trading Limited acquired 428,571 Units of OncoVista, Inc.
("OncoVista") in a private placement that closed on or about August 2, 2007.
Each Unit consisted of four (4) shares of Common Stock and one (1) Warrant for the purchase of one share of Common Stock of OncoVista, for an aggregate of
1,714,284 shares of Common Stock and 428,571 Warrants. On November 13, 2007
OncoVista merged into Aviation Upgrade Technologies, Inc. (the "Issuer") and each outstanding share of Common Stock of OncoVista, par value $0.001 per share was exchanged for one share of Common Stock of the Issuer and all Options and
Warrants exercisable into OncoVista Common Stock became exercisable for shares of Issuer's Common Stock.

Set forth below is the aggregate number of shares and percentage of Common Stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of Common Stock issuable upon the exercise of the Warrants).
Information set forth below is on the basis of 19,616,475 shares of Common Stock issued and outstanding as of November 15, 2007, as reported in the Issuer's
10-QSB filed November 19, 2007.

     (i)  Wexford Spectrum Trading Limited:
          (a)  Amount beneficially owned: 2,142,855
          (b)  Percent of class: 10.7%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 2,142,855
               (iii) Sole power to dispose or to direct the disposition of: 0
               (iv)  Shared power to dispose or to direct the disposition of:
                     2,142,855

CUSIP NO. 05367W105

     (ii)  Wexford Capital LLC:
           (a)  Amount beneficially owned: 2,142,855
           (b)  Percent of class: 10.7%
           (c)  Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote: 0
                (ii)  Shared power to vote or to direct the vote: 2,142,855
                (iii) Sole power to dispose or to direct the disposition of: 0
                (iv)  Shared power to dispose or to direct the disposition of:
                      2,142,855

     (iii) Charles E. Davidson:
           (a)  Amount beneficially owned: 2,142,855
           (b)  Percent of class: 10.7%
           (c)  Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote: 0
                (ii)  Shared power to vote or to direct the vote: 2,142,855
                (iii) Sole power to dispose or to direct the disposition of: 0
                (iv)  Shared power to dispose or to direct the disposition of:
                      2,142,855

     (iv)  Joseph M. Jacobs:
           (a)  Amount beneficially owned: 2,142,855
           (b)  Percent of class: 10.7%
           (c)  Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote: 0
                (ii)  Shared power to vote or to direct the vote: 2,142,855
                (iii) Sole power to dispose or to direct the disposition of: 0
                (iv)  Shared power to dispose or to direct the disposition of:
                      2,142,855

Wexford Capital LLC ("Wexford Capital") may, by reason of its status as
Investment Sub-Advisor of Wexford Spectrum Trading Limited ("Wexford Spectrum"),
be deemed to own beneficially the interest in the shares of Common Stock of which Wexford Spectrum possesses beneficial ownership. Each of Charles E.
Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the interests in the shares of Common Stock of which Wexford Spectrum possesses beneficial ownership. Each of Davidson, Jacobs and Wexford Capital shares the power to vote and to dispose of the interests in the shares of Common Stock beneficially owned by Wexford Spectrum. Each of Wexford Capital, Davidson and
Jacobs disclaims beneficial ownership of the shares of Common Stock owned by
Wexford Spectrum and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and
Jacobs, to the extent of their interests in each member of Wexford Spectrum.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

CUSIP NO. 05367W105

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        The 2,142,855 securities of the Issuer in respect of which this
        Statement is being filed are held directly by Wexford Spectrum, a company controlled indirectly by Wexford Capital, which acts as its
        Investment Sub-Advisor.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

CUSIP NO. 05367W105

ITEM 10. CERTIFICATION.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2007

                               WEXFORD SPECTRUM TRADING LIMITED

                               By: /s/ Arthur H. Amron
                                   --------------------------------------------
                                   Name: Arthur H. Amron
                                   Title: Vice President and Assistant Secretary

                               WEXFORD CAPITAL LLC

                               By: /s/ Arthur H. Amron
                                   ---------------------------------------------
                                   Name: Arthur H. Amron
                                   Title: Partner and Secretary

                               /s/ Charles E. Davidson
                               -------------------------------------------------
                               CHARLES E. DAVIDSON

                               /s/ Joseph M. Jacobs
                               -------------------------------------------------
                               JOSEPH M. JACOBS

CUSIP NO. 05367W105

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934,
each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Aviation Upgrade Technologies,
Inc.

                               WEXFORD SPECTRUM TRADING LIMITED

                               By:
                                   ---------------------------------------------
                                   Name: Arthur H. Amron
                                   Title: Vice President and Assistant Secretary

                               WEXFORD CAPITAL LLC

                               By:
                                   ---------------------------------------------
                                   Name: Arthur H. Amron
                                   Title: Partner and Secretary

                               -------------------------------------------------
                               CHARLES E. DAVIDSON

                               -------------------------------------------------
                               JOSEPH M. JACOBS